UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Triterras, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G6455A107

(CUSIP Number)

Srinivas Koneru

9 Raffles Place, #23-04 Republic Plaza

Singapore 048619

+65 6661 9240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6455A107	Page 2 of 5

1	Name of reporting person Symphonia Strategic Opportunities Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Mauritius

Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,622,419
	8	Shared voting power 0
	9	Sole dispositive power 51,622,419
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 51,622,419
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 67.46%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. G6455A107	Page 3 of 5

1	Name of reporting person Srinivas Koneru
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Stated of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,622,419(1)
	8	Shared voting power 0
	9	Sole dispositive power 51,622,419(1)
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 51,622,419(1)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 67.46%
14	Type of reporting person (see instructions) IN

(1)	All of these Ordinary Shares may be deemed beneficially owned by Mr. Koneru in his capacity as the sole shareholder of Symphonia Strategic Opportunities Limited.

SCHEDULE 13D

CUSIP No. G6455A107	Page 4 of 5

This Amendment No. 1 to Schedule 13D is filed to amend Items 3, 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On February 28, 2023, IKON Strategic Holdings Fund (“IKON”), a Cayman Islands exempt company of which Symphonia Strategic Opportunities Limited, a Mauritius company, is the sole shareholder (“SSOL”), transferred all of the 10,324,484 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”), of Triterras, Inc., a Cayman Islands exempted company (the “Company”), held by IKON to SSOL for no consideration.  Srinivas Koneru (“Mr. Koneru”) is the sole shareholder of SSOL. As a result of such transfer, IKON no longer holds any Ordinary Shares. Each of Mr. Koneru and SSOL may be referred to herein as a “Reporting Person,” and, together, as the “Reporting Persons.”

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The responses of each Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D/A are calculated based on 76,524,081 Ordinary Shares issued and outstanding as of February 28, 2023, as provided by the Company.

(b) Except as disclosed in this Schedule 13D/A, neither of the Reporting Persons has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of any Ordinary Shares.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D/A, there have been no transactions in the Ordinary Shares effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. G6455A107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

Symphonia Strategic Opportunities Limited

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Srinivas Koneru

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director